U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING


Commission File No.  1-12362

 (Check One):

[   ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q or Form 10-QSB [ ] Form N-SAR


		For Period Ended:   June 30, 2003

		[ ] Transition Report on Form 10-K or Form 10-KSB
		[ ] Transition Report on Form 20-F
		[ ] Transition Report on Form 11-K
		[ ] Transition Report on Form 10-Q or Form 10-QSB
		[ ] Transition Report on Form N-SAR

		For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

Full Name of Registrant:  LifePoint, Inc.
Former Name If Applicable:  U.S. Drug Testing, Inc.
Address of Principal Executive Office:1205 South Dupont Street
City, State and Zip Code:  Ontario, California  91761

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a)    The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

[X](b)    The subject annual report, semi-annual report, transition
report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)	The accountant's statement or other exhibit required by
the Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant's quarterly report on Form 10-Q for the quarter ending June 30, 2003 cannot be filed within the prescribed time period due to a recent change in auditors and the new audit firm of Singer Lewak Greenbaum & Goldstein LLP having not had enough time to complete their
review.   The Form 10-Q will be filed as soon as reasonably practical and in no event later than the fifth calendar day following the prescribed due date.




Part IV - Other Information

(1) Name and telephone number of person to contact in
regard to this notification.
     Donald R. Rutherford   	     	909	     418-3000
    (Name)			(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed?  If answer is no identify report(s).  [X] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the
results cannot be made.  [ ] Yes	 [X] No


LifePoint, Inc.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 14, 2003

By
	Donald W. Rutherford
	Chief Financial Officer